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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blue Rhino Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

095811105

(Cusip Number)

Malcom R. McQuilkin
Blue Rhino Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104
(336) 659-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person: Malcolm R. McQuilkin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 410,750(a)(b)

		8.	Shared Voting Power: 0 (b)

		9.	Sole Dispositive Power: 410,750(a)(b)

		10.	Shared Dispositive Power: 0 (b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 410,750(a)(b)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 2.3%(b)

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 095811105	13D	Page 3 of 9

(a)	Includes 337,550 shares of Common Stock held by Mr. McQuilkin and 73,200 shares of Common Stock issuable upon the exercise of options held by Mr. McQuilkin.

(b)	Does not include shares held by other parties to the Voting Agreement described below in Item 3 of this Schedule 13D. As a result of the Voting Agreement, Mr. McQuilkin may be deemed to share the power to vote and the power to dispose of his shares with Billy D. Prim, Andrew J. Filipowski, Camden Partners, and FCI Trading Corp., the other parties to the Voting Agreement. The aggregate number of shares of Blue Rhino Common Stock subject to the Voting Agreement is 4,793,825, which represents approximately 26.8% of the aggregate number of shares of the Blue Rhino Common Stock issued and outstanding. However, Mr. McQuilkin expressly disclaims beneficial ownership of the shares of Blue Rhino common stock held by Mr. Prim, Mr. Filipowski and Camden Partners, and nothing herein shall be deemed to be an admission by Mr. McQuilkin as to the existence of a group or as to the beneficial ownership of any such shares held by other parties to the Voting Agreement.

CUSIP No. 095811105	13D	Page 4 of 9

Introductory Note.

Mr. McQuilkin is filing this Schedule 13D because of the existence of the Voting Agreement described in Item 3 below, as a result of which Mr. McQuilkin may be deemed to share the power to vote and the power to dispose of his shares with Billy D. Prim, Andrew J. Filipowski, Camden Partners, and FCI Trading Corp., the other parties to the Voting Agreement. However, Mr. McQuilkin expressly disclaims beneficial ownership of the shares of Blue Rhino common stock held by Mr. Prim, Mr. Filipowski, and Camden Partners, and nothing herein shall be deemed to be an admission by Mr. McQuilkin as to the existence of a group or as to the beneficial ownership of any such shares held by other parties to the Voting Agreement.

Item 1. Security and Issuer

(a)	Name of Issuer: Blue Rhino Corporation (“Blue Rhino”)

(b)	Address of Issuer’s Principal Executive Offices:

104 Cambridge Plaza Drive Winston-Salem, North Carolina 27104

(c)	Title of Class of Equity Securities to which this Statement relates:

     Common Stock, $.001 par value per share, of Blue Rhino Corporation (the “Common Stock”).

Item 2. Identity and Background

(a)	This statement is being filed by Malcolm R. McQuilkin.

(b)	The business address of Mr. McQuilkin is:

104 Cambridge Plaza Drive Winston-Salem, North Carolina 27104

(c)	The present principal occupation of Mr. McQuilkin is Chief Executive Officer of Blue Rhino Global Sourcing, LLC, a wholly-owned subsidiary of Blue Rhino Corporation. The principal business address of Blue Rhino Corporation is 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104. Blue Rhino’s principal business is Blue Rhino is as a national provider of branded propane tank exchange service and a provider of complementary products and services to consumers.

(d)	Mr. McQuilkin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. McQuilkin was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

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violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McQuilkin is a citizen of England.

Item 3. Source and Amount of Funds or Other Consideration

     On February 8, 2004, Blue Rhino entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among FCI Trading Corp., Diesel Acquisition LLC (“Merger Sub”), Ferrell Companies, Inc. (“FCI”) and Blue Rhino. Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Blue Rhino (the “Merger”), with Blue Rhino being the surviving corporation in the Merger. Each outstanding share of Blue Rhino Common Stock will be converted into the right to receive a cash payment of $17.00.

     As an inducement for FCI, FCI Trading Corp. and Merger Sub to enter into the Merger Agreement, each of Billy D. Prim, Andrew J. Filipowski, Malcolm R. McQuilkin, Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P. and Strategic Associates, L.P. (each a “Voting Stockholder” and, collectively, the “Voting Stockholders”) entered into a Voting Agreement dated as of February 8, 2004 (the “Voting Agreement”), with and for the benefit of FCI Trading Corp., whereby the Stockholders agreed to vote in favor of the Merger and to approve and adopt the Merger Agreement and the transactions contemplated thereby. An aggregate of 4,793,825 shares of Blue Rhino Common Stock are subject to the terms of the Voting Agreement, representing approximately 26.8% of the outstanding shares of Blue Rhino Common Stock entitled to vote.

     No additional consideration was paid by or to the Voting Stockholders in connection with their execution and delivery of the Voting Agreement separate and apart from the consideration to such Stockholders pursuant to the Merger and the transactions related thereto.

     For a description of the Voting Agreement, see “Item 4. Purpose of the Transaction” below. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 of this Schedule 13D, respectively.

     The information in the Introductory Note of this Statement is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

     The information concerning the Merger contained in Item 3 is incorporated herein by reference.

     Pursuant to the Voting Agreement, each Voting Stockholder has agreed, among other things, during any time prior to the effective time of the Merger while the Voting Agreement is in effect, to vote or to cause to be voted, or provide a consent with respect to, all shares of Blue Rhino Common Stock beneficially owned by such Voting Stockholder that are subject to the Voting Agreement (the “Owned Shares”), at any annual or special meeting of stockholders of Blue Rhino or action by written consent where such matters arise (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Blue Rhino under the Merger Agreement or of the Voting Stockholders under the Voting Agreement or (B) impede,

CUSIP No. 095811105	13D	Page 6 of 9

interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and the Voting Agreement): (I) any extraordinary corporate transaction, such as a recapitalization, merger, consolidation or other business combination involving Blue Rhino and/or any of its subsidiaries (the “Subject Companies”), (II) any sale, lease or transfer of a material amount of the assets or business of the Subject Companies; and (III) any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Voting Agreement or the contemplated economic benefits of any of the foregoing

     Pursuant to the Voting Agreement, each Voting Stockholder has agreed to grant, at the request of Blue Rhino, an irrevocable proxy to vote or, if applicable, to give consent with respect to, all of such Voting Stockholder’s Owned Shares, with regard to any of the matters referred to in the immediately preceding paragraph. In addition, each Voting Stockholder has agreed not to, directly or indirectly, sell, transfer, grant any proxies or powers of attorney, pledge or otherwise dispose of such Voting Stockholder’s Owned Shares, or take any action in its capacity as a Voting Stockholder that would make any representation or warranty of the Voting Stockholders contained in the Voting Agreement untrue or incorrect or would result in a breach by the Voting Stockholders of their obligations under the Voting Agreement or a breach by Blue Rhino of its obligations under the Merger Agreement.

     The Voting Agreement will terminate upon termination of the Merger Agreement.

     The purpose of entering into the Voting Agreement was an inducement for FCI, FCI Trading Corp. and Merger Sub to enter into the Merger Agreement.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 of this Schedule 13D, respectively.

     The information in the Introductory Note of this Statement is incorporated by reference in this Item 4.

     Except as set forth above, Mr. McQuilkin does not have any plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Amount beneficially owned:     410,750 (a)(b)

Percent of class:     2.3%(b)

Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 410,750 (a)(b)

(ii)	Shared power to vote or to direct the vote: 0 (b)

CUSIP No. 095811105	13D	Page 7 of 9

(iii)	Sole power to dispose or to direct the disposition of: 410,750 (a)(b)

(iv)	Shared power to dispose or to direct the disposition of: 0 (b)

(a)	Includes 337,550 shares of Common Stock held by Mr. McQuilkin and 73,200 shares of Common Stock issuable upon the exercise of options held by Mr. McQuilkin.

(b)	Does not include shares held by other parties to the Voting Agreement described in Item 3 of this Schedule 13D. As a result of the Voting Agreement, Mr. McQuilkin may be deemed to share the power to vote and the power to dispose of his shares with Mr. Prim, Mr. Filipowski, Camden Partners, and FCI Trading Corp., the other parties to the Voting Agreement. The aggregate number of shares of Blue Rhino Common Stock subject to the Voting Agreement is 4,793,825, which represents approximately 26.8% of the aggregate number of shares of the Blue Rhino Common Stock issued and outstanding. However, Mr. McQuilkin expressly disclaims beneficial ownership of the shares of Blue Rhino common stock held by Mr. Prim, Mr. Filipowski and Camden Partners, and nothing herein shall be deemed to be an admission by Mr. McQuilkin as to the existence of a group or as to the beneficial ownership of any such shares held by other parties to the Voting Agreement.

     Except as may be set forth in this statement, Mr. McQuilkin (i) does not beneficially own any shares of Blue Rhino Common Stock or (ii) has not been a party to any transaction in Blue Rhino Common Stock during the past sixty (60) days, except for stock option grants pursuant to Blue Rhino’s 1998 Stock Incentive Plan.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 of this Schedule 13D, respectively.

     The information in the Introductory Note of this Statement is incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McQuilkin and any other person with respect to any securities of Blue Rhino other than the Voting Agreement and other than stock option agreements for securities described in Item 5 of this Schedule 13D. The information contained in Items 3 and 4 is incorporated herein by this reference.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 of this Schedule 13D, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Exhibit Description

1	Agreement and Plan of Merger dated as of February 8, 2004, by and among FCI Trading Corp., Diesel Acquisition LLC, Ferrell Companies, Inc. and Blue Rhino Corporation (incorporated by reference to Exhibit

CUSIP No. 095811105	13D	Page 8 of 9

Exhibit	Exhibit Description

2.1 to the Current Report on Form 8-K filed by Blue Rhino Corporation on February 9, 2004).

2	Voting Agreement dated as of February 8, 2004 among FCI Trading Corp., Billy D. Prim, Andrew J. Filipowski, Malcolm R. McQuilkin, Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P. and Strategic Associates, L.P. (incorporated by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by Blue Rhino Corporation on February 9, 2004).

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004	/s/ Malcolm R. McQuilkin

Malcolm R. McQuilkin

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. §1001).